SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Announces of interim Dividends and credit of Interest on Own Capital” dated on September 29, 2010.

(Sao Paulo, Brazil – September 29, 2010) Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) hereby informs its shareholders:

I – ANNOUNCEMENT OF INTERIM DIVIDENDS - 2010

Telecomunicações de São Paulo S. A. – Telesp (“Company”) announces to its shareholders that the Board of Directors, at its meeting held on September 29, 2010, deliberated the announcement of interim dividends, in accordance with the article 27 of the Company’s Bylaws and articles 204 and 205 of the Law 6,404/76, in the amount of R$196,355,000.00 (one hundred and ninety six million, three hundred and fifty five thousand reais), based on earnings reported in the balance sheet of June 2010. The dividends will be paid in accordance to the table below, to holders of common and preferred shares registered as so in the Telesp´s registry book by the end of September 30, 2010. After this date, the shares will be considered as ex-dividends.

In accordance with the single paragraph of the article 27 of the Company’s Bylaws, such dividends will be charged to the mandatory minimum dividend for the fiscal year of 2010.

The payment of these interim dividends will be carried out starting until the end of fiscal year of 2010, in a date to be determined and announced by the Company’s Board.

II – ANNOUNCEMENT AND CREDIT OF INTEREST ON OWN CAPITAL – 2010

Telecomunicações de São Paulo S. A. – Telesp (“Company”) announces to its shareholders that the Board of Directors, at its meeting held on September 29, 2010, deliberated the credit of Interest on Own Capital related to the fiscal year of 2010, in accordance to the article 28 of the Company’s Bylaws, the article 9 of the Law 9,249/95 and CVM´s Instruction #207/96, in the amount of R$390,000,000.00 (three hundred and ninety million reais), subject to withholding tax of 15%, resulting in a net amount of R$331,500,000.00 (three hundred and thirty one million, five hundred thousand reais), according to the following table.

The correspondent credit will be accounted by the Company on September 30, 2010 on individual basis for each shareholder and in accordance to the shareholder registry book position by the end of the day, on September 30, 2010. As of October 01, 2010 the shares will be considered as “ex-Interest on Own Capital”. The payment of these Interest on Own Capital will be carried out starting until the end of fiscal year of 2010, in a date to be determined and announced by the Company’s Board.

In accordance to the article 28 of the Company’s Bylaws, such Interest on Own Capital may be charged to the mandatory minimum dividend for the fiscal year of 2010, ad referendum of the General Shareholders’ Meeting.

The Immune or Exempt Legal Entities, according to the current legislation, must provide proof of such condition until October 15, 2010 to the “Departamento de Ações e Custódia” of Banco Bradesco S.A., the depositary bank, located at Cidade de Deus, Amarelo Velho Building, subsoil –Vila Yara – Zip code: 06029-900 – Osasco – SP.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	September 29, 2010	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director